Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

SECOND QUARTER 2019 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, August 2, 2019 – Brookfield Property Partners L.P. (NASDAQ: BPY; NASDAQ: BPR; TSX: BPY.UN) (“BPY”) today announced financial results for the quarter ended June 30, 2019.

“In the second quarter, we achieved earnings growth of 6% and were active in monetizing mature, de-risked assets,” said Brian Kingston, Chief Executive Officer. “We have continued to allocate additional capital to unit repurchases this year, acquiring over $450 million year-to-date. We continue to believe our units represent the highest-returning investment opportunity available to us today.”

Financial Results

	Three months ended June 30,		Six months ended June 30,
(US$ Millions, except per unit amounts)	2019	2018	2019	2018
Net income(1)	$23	$1,051	$736	$2,074
Company FFO and realized gains(2)	$362	$250	$729	$519
Net income per LP unit(3)(4)	$0.12	$0.69	$0.44	$1.38
Company FFO and realized gains per unit(4)(5)	$0.38	$0.36	$0.76	$0.74

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	Excluding realized gains, Company FFO was $335 million compared with $246 million in the prior year period. See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(4)	Net income attributable to holders of LP units and Company FFO and realized gains per unit are reduced by preferred dividends of $3 million for the three and six months ended June 30, 2019, respectively in determining per unit amounts.
(5)	Company FFO and realized gains per unit are calculated based on 952.1 million (2018 – 703.1 million) and 961.4 million (2018 – 703.3 million) units outstanding for the three and six months ended June 30, 2019. Excluding realized gains, Company FFO per unit was $0.35, consistent with the prior year period. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Company FFO and realized gains was $362 million ($0.38 per unit) for the quarter ended June 30, 2019, compared to $250 million ($0.36 per unit) for the same period in 2018. The increase is attributable to higher realized gains in our LP investments segment, same-property growth in our Core Office business, and earnings from new capital invested in our Core Retail business.

1

Net income for the quarter ended June 30, 2019 was $23 million ($0.12 per LP unit) versus $1,051 million ($0.69 per LP unit) for the same period in 2018. The decrease is primarily attributable to higher valuation gains recognized in the prior-year period.

Operating Highlights

Our Core Office operations generated Company FFO of $187 million for the quarter ended June 30, 2019 compared to $149 million in the same period in 2018. The business generated 3% same-property NOI growth and fee income of $64 million, which was $44 million higher than in the prior period. The increase in Company FFO over the prior year is primarily due to same-property growth and a performance-based fee at Five Manhattan West, partially offset by asset sales, higher interest rates and a stronger U.S. dollar.

Occupancy in our Core Office portfolio finished the second quarter at 92.4% on 1.2 million square feet of total leasing, representing decreases in occupancy of 30 basis points year-over-year and 90 basis points sequentially driven primarily by expiries in New York and London. Leases signed in the second quarter were at rents 25% higher on average than leases that expired in the period.

Our Core Retail operations generated Company FFO of $170 million for the quarter ended June 30, 2019 compared to $119 million in the comparable period in 2018. The increase over the prior year reporting period is attributable to the acquisition of GGP in the third quarter of 2018. After adjusting for the temporary incremental impact of recent bankruptcies, which for the current quarter reduced NOI by $7.7 million and on a year to date basis by $13.9 million, same store NOI increased by 0.4% and 1.7% for the quarter and year-to-date, respectively1. Since the beginning of 2018, tenant bankruptcies resulted in 2.7 million square feet within the portfolio becoming vacant, of which nearly 75% will be occupied with new tenants by this year end and contributing to earnings.

Our Core Retail business leased over 9.8 million square feet over the past 12 months with suite-to-suite rent spreads growing at 7.2%2. At quarter-end, the portfolio was 95.0% leased and we expect it to increase through the remainder of the year to 96%. In-place rents increased 2.2% throughout the portfolio, with NOI-weighted sales growing 5.2% to $777 per square foot, a new high for the portfolio.

Our LP Investments generated Company FFO and realized gains of $106 million for the quarter ended June 30, 2019, compared to $87 million in the comparable period in 2018. Strong performance in our hospitality portfolio during the quarter and contributions from investments in BSREP III were offset by the loss of income from the sale of stable and mature investments and higher average interest rates.

	Three months ended June 30,		Six months ended June 30,
(US$ Millions)	2019	2018	2019	2018
Company FFO and realized gains:
Core Office	$187	$149	$327	$302
Core Retail	170	119	354	235
LP Investments	106	87	252	184
Corporate	(101)	(105)	(204)	(202)
Company FFO and realized gains(1)	$362	$250	$729	$519

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

1 Same-store NOI including impact of bankruptcies were -1.4% for the quarter and 0.1% on a year-to-date basis.

2 Excluding certain short-term renewals at Ala Moana Center. This metric is weighted by NOI.

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Dispositions

In the second quarter of 2019 we completed $326 million of gross asset dispositions at our share, at prices that were 9% higher than our IFRS carrying values. These sales generated $173 million in net proceeds. Dispositions completed in the second quarter include:

•	Our 43% interest in 2001 M Street in Washington, D.C. for net proceeds of $45 million.
•	Our 50% interest in the office building at 240 Queen Street in Brisbane for net proceeds of $36 million.
•	Our interest in the Marina Village office park in Alameda, CA for net proceeds of $27 million.

In addition, subsequent to quarter-end we entered into contracts to sell:

•	Our remaining 26% interest in 75 State Street in Boston for net proceeds of $79 million.
•	Our 30% stake in the Darling Park Complex in Sydney for net proceeds of A$432 million.
•	The majority of assets in our Manhattan multifamily portfolio for net proceeds of $135 million.
•	A portion of our triple net lease automotive dealership assets (CARS) for net proceeds of $24 million.

Balance Sheet Update

To increase liquidity and extend the maturity of our debt, during and subsequent to the second quarter we executed the following financing transactions:

•	In Core Office, we raised an aggregate of $1.1 billion in fixed-rate mortgages with an average term of nine years at an average interest rate of 4.28%, as well as an aggregate of $1.2 billion in floating-rate mortgages with an average term of five years.
•	In Core Retail, we raised an aggregate of $1.4 billion in fixed-rate mortgages with an average term of ten years at an average interest rate of 4.32%, as well as an aggregate of $515 million in floating-rate mortgages with an average term of five years.

Unit Repurchase Program

Utilizing in-place normal course issuer bids (“NCIBs”), we purchased 2,880,614 of BPY units and BPR shares in the second quarter of 2019 at an average price of $19.38 per unit/share.

Subsequent to quarter-end, we purchased 396,712 additional BPY units and BPR shares at an average price of $18.90 per unit/share.

Distribution Declaration

The Board of Directors has declared a quarterly distribution on the partnership’s LP units of $0.33 per unit payable on September 30, 2019 to unitholders of record at the close of business on August 30, 2019.

The quarterly distributions on the LP units are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

The Board of Directors has also declared a quarterly distribution on the partnership’s preferred units of $0.40625 per unit payable on September 30, 2019 to holders of record at the close of business on September 2, 2019.

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Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on August 2, 2019 at bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO and realized gains (“Company FFO and realized gains”) and net income attributable to unitholders.

Company FFO and realized gains, and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

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Company FFO and realized gains is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments, realized gains in the partnership’s LP Investment segment and the partnership’s share of BSREP III Company FFO and realized gains. Realized LP Investment gains represent income earned on investing activity when fund investments are realized, inclusive of associated change in carried interest to be due at a future date to the general partner of the relevant Brookfield Asset Management-sponsored funds. The partnership accounts for the investment in BSREP III as a financial asset and income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO and realized gains presentation.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P., limited partnership units of Brookfield Office Properties Exchange LP and Class A shares of Brookfield Property REIT Inc. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $385 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click https://apps.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1 to download on your iPhone or iPad. To download the app on your Android mobile device, please click https://play.google.com/store/apps/details?id=com.theirapp.brookfield.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488 / Email: matthew.cherry@brookfield.com

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Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s second quarter 2019 results as well as the letter to unitholders and supplemental information on BPY’s website at bpy.brookfield.com.

The conference call can be accessed via webcast on August 2, 2019 at 11:00 a.m. Eastern Time at bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls, dial +1 (478) 219-0399, conference ID: 8480396, at approximately 10:50 a.m. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. or Canada or for overseas calls, dial +1 (404) 537-3406, conference ID: 8480396.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

	Jun. 30,	Dec. 31,
(US$ Millions)	2019	2018
Assets
Investment properties	$69,828	$80,196
Equity accounted investments in properties	21,889	22,698
Property, plant and equipment	6,854	7,506
Participating loan notes	-	268
Financial assets	1,016	222
Accounts receivable and other	5,344	7,338
Cash and cash equivalents	1,751	3,288
Assets held for sale	1,346	1,004
Total Assets	$108,028	$122,520
Liabilities
Corporate borrowings	$1,380	$2,159
Asset-level debt obligations	43,725	50,407
Subsidiary borrowings, non-recourse to BPY	6,451	11,245
Capital securities	3,012	3,385
Deferred tax liability	2,492	2,378
Accounts payable and other liabilities	6,287	6,043
Liabilities associated with assets held for sale	765	163
Equity
Preferred equity	178	-
General partner	4	4
Limited partners	12,640	12,353
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	12,814	12,740
Limited partner units of Brookfield Office Properties Exchange LP	96	96
Class A shares of Brookfield Property REIT Inc.	2,298	3,091
Interests of others in operating subsidiaries and properties	15,886	18,456
Total Equity	43,916	46,740
Total Liabilities and Equity	$108,028	$122,520

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CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property and hospitality revenue	$1,889	$1,606	$3,854	$3,185
Direct commercial property and hospitality expense	(785)	(716)	(1,627)	(1,457)
	1,104	890	2,227	1,728
Investment and other revenue	137	45	245	86
Share of net earnings from equity accounted investments	826	288	1,090	516
	2,067	1,223	3,562	2,330
Expenses
Interest expense	(710)	(537)	(1,456)	(1,057)
Depreciation and amortization	(85)	(76)	(170)	(148)
General and administrative expense	(219)	(183)	(442)	(352)
Investment and other expense	-	-	(10)	-
	1,053	427	1,484	773
Fair value gains, net	(1,092)	770	(722)	1,387
Income tax (expense) benefit	62	(146)	(26)	(86)
Net income	$23	$1,051	$736	$2,074

Net income attributable to:
General partner	$-	$-	$-	$-
Limited partners	57	194	203	386
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	59	332	209	662
Limited partner units of Brookfield Office Properties Exchange LP	1	8	2	16
Class A shares of Brookfield Property REIT	10	-	46	-
Interests of others in operating subsidiaries and properties	(104)	517	276	1,010
	$23	$1,051	$736	$2,074

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property and hospitality revenue	$1,889	$1,606	$3,854	$3,185
Direct commercial property and hospitality expense	(785)	(716)	(1,627)	(1,457)
NOI	1,104	890	2,227	1,728
Investment and other revenue	137	45	245	86
Share of equity accounted income excluding fair value gains	208	204	445	431
Interest expense	(710)	(537)	(1,456)	(1,057)
General and administrative expense	(219)	(183)	(442)	(352)
Investment and other expense	-	-	(10)	-
Depreciation and amortization of non-real estate assets	(15)	(10)	(31)	(17)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(214)	(199)	(429)	(381)
FFO	291	210	549	438
Depreciation and amortization of non-real estate assets, net(1)	10	6	21	15
Transaction costs(1)	18	15	37	33
Gains/losses on disposition of non-investment properties(1)	-	3	(1)	3
Imputed Interest(2)	13	12	27	25
LP Investments realized gains(3)	27	4	87	5
BSREP III earnings(4)	3	-	9	-
Company FFO and realized gains	$362	$250	$729	$519

FFO	291	210	549	438
Depreciation and amortization of real estate assets	(70)	(66)	(139)	(131)
Fair value (losses) gains, net	(1,092)	770	(722)	1,387
Share of equity accounted income - Non FFO	618	84	645	85
Income tax (expense) benefit	62	(146)	(26)	(86)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	318	(318)	153	(629)
Non-controlling interests of others in operating subsidiaries and properties	(104)	517	276	1,010
Net income	$23	$1,051	$736	$2,074

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS.
(3)	Net of associated carried interest to be due at a future date.
(4)	BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

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NET INCOME PER UNIT

	Three months ended
	Jun. 30, 2019			Jun.30, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$127	952.1	$0.13	$534	703.1	$0.76
Preferred share dividends	(3)	-	-	-	-	-
Number of units on conversion of preferred shares(1)	-	70.1	-	-	70.0	-
Basic per IFRS	124	1,022.2	0.12	534	773.1	0.69
Dilutive effect of conversion of capital securities and options(2)	-	0.1	-	5	19.6	0.26
Fully-diluted per IFRS	$124	1,022.3	$0.12	$539	792.7	$0.68

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the three months ended June 30, 2019, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Jun. 30, 2019			Jun.30, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$127	952.1	$0.13	$534	703.1	$0.76
Preferred share dividends	(3)	-	-	-	-	-
Dilutive effect of conversion of preferred shares(1)	29	70.1	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options(2)	2	4.5	0.44	5	19.6	0.26
Fully-diluted per management	$155	1,026.7	$0.15	$568	792.7	$0.72

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2)	For the three months ended June 30, 2019, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

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NET INCOME PER UNIT

	Six months ended
	Jun. 30, 2019			Jun.30, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$460	961.4	$0.48	$1,064	703.3	$1.51
Preferred share dividends	(3)	-	-	-	-	-
Number of units on conversion of preferred shares(1)	-	70.1	-	-	70.0	-
Basic per IFRS	457	1,031.5	0.44	1,064	773.3	1.38
Dilutive effect of conversion of capital securities and options(2)	-	0.1	-	11	18.2	0.60
Fully-diluted per IFRS	$457	1,031.6	$0.44	$1,075	791.5	$1.36

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the six months ended June 30, 2019, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Six months ended
	Jun. 30, 2019			Jun.30, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$460	961.4	$0.48	$1,064	703.3	$1.51
Preferred share dividends	(3)	-	-	-	-	-
Dilutive effect of conversion of preferred shares(1)	59	70.1	0.84	59	70.0	0.84
Dilutive effect of conversion of capital securities and options(2)	8	13.1	0.61	11	18.2	0.60
Fully-diluted per management	$524	1,044.6	$0.50	$1,134	791.5	$1.43

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2)	For the six months ended June 30, 2019, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

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